DELAINE CORPORATION
361 N Dalton Avenue
Albany, IN 47320

August 19, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Jessica Kane

Re:	Delaine Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 21, 2011
File Number: 333-171861

Dear Sirs,

In response to your letter dated February 18, 2011, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.
We note your response to comment one in our letter dated February 18, 2011; however, we reissue the comment.  In SEC Release No. 33-6932 (April 13, 1992), the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  We note your analysis as to whether Rule 419 applies to your offering consists of a representation that you have a business plan and a brief description of certain steps you have taken to implement the business plan.  Please provide a detailed explanation as to why Rule 419 does not apply to this offering.  In providing this analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations.  Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

The Company does not believe that it is a “blank check company” as described under Rule 419 of the Securities Act of 1933, as amended. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." The Company does not believe that is a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, the Company has a business plan relating specifically to the online marketing of tools for professional contractors, mechanics and homeowners under “Description of Business” in the amended Registration Statement. Further, the Company has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While the Company is considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, the Company is not a “blank check company” as it has a specific business plan and its it has no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

We have a specific business plan in that we will continue the online marketing of tools.  Our day-to-day operations consist of checking product supplies in order to keep our online catalog current, updating our online catalog as necessary, and processing orders as they are received. It is our intention to continue our current day-to-day operations throughout the course of the next twelve months, and we have no intention of engaging in any other business.  We use the proceeds generated from our sales to help fund our working capital requirements, with the goal of using excess net income to expand our business as such excess net income becomes available.

We agree that we are a development stage company, as defined in that Rule 1-02(h), in that we devote substantially all of our efforts to establishing our new business, and there has been no significant revenue generated from the commencement of our principal operations.  However; we do not believe we are a blank check company, because, as outlined above, we have a specific business plan, which we are currently implementing, and we have no intentions or plans to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.

Prospectus Cover Page, page 2

2.	It appears that your Risk Factors section begins on page five. Please revise your disclosure accordingly.

We have revised our disclosure accordingly.

Our Company, page 4

3.
You disclose that your independent auditors included additional comments in their report on your financial statements for the period ended June 30, 2010, the nine months ended March 31, 2011 and the period from inception to March 31, 2011 indicating substantial doubt about your ability to continue as a going concern.  Given that your auditor’s report only covers the periods ended June 30, 2010 and December 31, 2010, please revise your disclosure accordingly.

We have revised out disclosure accordingly.

Description of Business, page 15

General, page 15

4.
We note your response to comment 22 in our letter dated February 18, 2011; however, we reissue the comment in part.  Please revise this section to provide more detail regarding the specific steps you will take to implement each aspect of your business plan that you describe in the various phases and when you anticipate completing each step.  Please also disclose the monetary amount necessary to commence the operations described in phases one, two, and three and the total amount necessary to fully implement your business plan.  Please also discuss the modifications you may have to make to your short and long-term business plan, methods of implementation, and budget if you sell less than six million shares.  While we note your disclosure on page 20 that you believe that the funds earned through your sales will be sufficient to maintain your day-to-day sales operations through the next 12 months, this statement appears to conflict with your disclosure on page four where you state that you do not expect to generate sufficient revenue to sustain your intended operations during the next 12 months.  Please advise or reconcile your disclosure accordingly.

We have revised our disclosure accordingly.

5.
We note that you cite to the uniform resource locator (“URL”) for eBay on page 16.  Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing.  Please also note that you may not sue embedded hyperlinks exclusively to satisfy the line item disclosure requirements under the federal securities laws.  Please refer to Securities Act Release No. 33-7856 (April 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.  To the extent that the information contained on these websites is required to be filed with the Commission, file this information as part of the registration statement.

The URL has been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 19

6.
We note your response to comment 20 in our letter dated February 18, 2011; however, we reissue the comment in part.  Please disclose any current plans for equity financing arrangements, or add an appropriate negative statement.

We have revised our disclosure accordingly.

Financial Statements

General

7.
We have reviewed your response to comment 26 in our letter dated February 18, 2011.  It is unclear where you have disclosed in the footnotes to your financial statements the actual date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued.  Please advise or revise.

We have revised the footnotes to our financial statements accordingly.

Balance Sheets, page 28

8.
The column heading of your March 31, 2011 balance sheet indicates that these amounts are unaudited, which implies that your June 30, 2010 balance sheet includes amounts that are audited.  Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not imply that the June 30, 2010 balance sheet amounts are audited.  Please revise to refer to both the June 30, 2010 and March 31, 2011 balance sheets as being unaudited.

We have filed our June 30, 2011 audited financial statements with Amendment No. 2 to our S-1 registration statement, and therefore, this issue is now resolved.

Exhibit 5.1 – Legal Opinion of Befumo & Schaeffer PLLC

9.
We note your response to comment 27 in our letter dated February 18, 2011; however, we reissue the comment, as the scope of counsel’s opinion continues to be unclear.  Please arrange for counsel to opine that the shares are duly authorized and that the shares will, when sold, be legally issued, fully paid and non-assessable.

Counsel has revised the legal opinion accordingly.

Yours truly,

/s/ Timothy A. Moore
Timothy A. Moore, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director